
AIM
INVESTMENTS

811-06463
Branch 18
40-33

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

AIM INTERNATIONAL MUTUAL FUNDS


SEC MAIL
RECEIVED
PROCESSING
JUL 05 2005
WASH. D.C.
209
SECTION

June 28, 2005




05060946

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of a **Plaintiffs' First Requests For Production Directed to Defendants** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al*, *Fernando Papia, et al. v. A I M Advisors, Inc., et al*, and *Ronald Kondracki v. A I M Advisors, Inc. and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
JUL 26 2005
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-062805SEC.doc
062805 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION


SEC MAIL
RECEIVED
PROCESSING
JUL 05 2005
WASH, D.C.
209
SECTION

DOLORES BERDAT, et al., Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	§	Civil Action No. 04cv2555
FERDINANDO PAPIA, et al., Plaintiffs, v. AIM ADVISORS, INC., et al., Defendants.	§	
RONALD KONDRACKI, Plaintiff, v. AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC., Defendants.	§	Judge Keith P. Ellison

PLAINTIFFS' FIRST REQUESTS FOR PRODUCTION DIRECTED TO DEFENDANTS

Pursuant to Rule 34 of the Federal Rules of Civil Procedure, Plaintiffs, by their undersigned counsel, request that Defendants AIM Advisors, Inc., AIM Distributors, Inc., INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., and INVESCO Distributors, Inc. produce the following documents to the undersigned counsel at the offices of Robin Harrison, Campbell, Harrison & Dagley LLP, 909 Fannin, Suite 400, Houston, TX, 77010, within thirty (30) days of the date hereof, or at such other time or place as may be agreed upon by counsel, or in default thereof, as specified by order of the Court.

I. DEFINITIONS AND INSTRUCTIONS

A. In construing the requests for production contained herein, including these instructions, the following definitions shall apply:

(1) The term "Defendants" includes AIM Advisors, Inc., AIM Distributors, Inc., INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Distributors, Inc., and their respective officers, directors, employees, agents, representatives, attorneys, expert witnesses, accountants, auditors and all other persons over whom any Defendant has control or authority or who have been hired or retained or employed for any purpose by any Defendant.

(2) The term "Fund Complex" means any mutual fund operated as a fund bearing the name "AIM" or "INVESCO" as well as any fund for which any of the Defendants or any of their affiliates act as the fund's distributor, investment advisor, sub-advisor, manager, or consultant. Additionally, the term "Fund Complex" shall include any mutual fund that participates in whole or in part in any Rule 12b-1 Plan or Plan of Distribution (as hereinafter defined) with any fund which is otherwise included within the definition of Fund Complex. The term "Fund Complex" also includes all of any officers,

directors, employees, agents, representatives, attorneys, expert witnesses, accountants, auditors and all other persons over whom the Fund Complex has control or authority or who have been hired or retained or employed for any purpose by the Fund Complex.

(3) The term "mutual fund" or "mutual funds" means any registered investment company or portfolio or series thereof, including all predecessor and successor entities.

(4) The term "affiliate" or "affiliates" means (a) any person (as defined below) directly or indirectly owning, controlling, or holding with power to vote, five per cent or more of the outstanding voting securities of such other person, (b) any person five percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person, (c) any person directly or indirectly controlling, controlled by, or under common control with, such other person, and (d) any officer, director, partner, copartner, or employee of such other person.

(5) The term "director" or "directors" includes trustees.

(6) The term "person" means a natural person, corporation, limited liability company, partnership, joint venture, group, association, body politic, governmental agency, unit or other organization.

(7) The term "document" or "documents" shall be construed in its broadest sense as used in Rule 34(a) of the Federal Rules of Civil Procedure (including the notes thereto), and shall include any written, recorded, compiled, or stored material or data of any kind or character.

(8) The term "Section 15(c)" refers to Section 15(c) of the Investment Company Act of 1940, 15 U.S.C. §80a-15(c).

(9) The term "Rule 12b-1" or "12b-1" refers to Rule 12b-1, 17 C.F.R. §270.12b-1, promulgated by the Securities and Exchange Commission pursuant to Section 12(b) of the Investment Company Act of 1940; the term "12b-1 Fee" means any sums of any nature or sort collected from or charged to any fund in the Fund Complex or to the owner of any shares (of any class of shares) issued by any of the funds in the Fund Complex or its distributors; and "12b-1 Plan" or "Plan of Distribution" refers to any program by which any fees or expenses are charged or collected pursuant to the authority granted by Rule 12b-1.

B. If you claim any privilege which you contend is recognized in law to justify withholding the production of any document that you are requested to produce herein, you shall identify the document by stating:

1. the document's date (or if not dated, the date it was prepared or received);
2. the type of document (for example, letter, memorandum, telegram, chart, e-mail, photographic reproduction, etc.);
3. the title of the document, the author of the document and its addressees, and the names of all people to whom the document was furnished, distributed or circulated,
4. the document's present location, and the individual or persons who presently act as custodian or custodians of the document or have possession thereof;
5. a general description of the document's contents and the purpose for its original preparation; and
6. as to each such document, the privilege being asserted.

If a portion of any document responsive to these requests is withheld under claim of privilege pursuant to this instruction, any non-privileged portion of such document must be produced with the portion claimed to be privileged redacted.

C. Where the original of a document responsive to any request for production herein is available, it shall be produced. Where the original of a document is unavailable, a copy identical to the original shall be produced. A draft or non-identical copy of a document is a separate document as the term is used herein. If a document exists in electronic or recorded form (whether digital or analog), including tapes or other recordings of conversations involving the parties or any of their agents or representatives on any subject included within the scope of this Request for Production, you shall produce the document in its native format. If a document exists in electronic or recorded form as well as other forms (including printouts of electronic data and transcripts of recordings), you shall produce the document in all forms.

D. You are to produce each document requested herein in its entirety, without deletion or excision (except as qualified by Instruction B above) regardless of whether you consider the entire document to be relevant or responsive to the requests.

E. If any responsive document was, but is no longer in your possession or subject to your control, state whether it is (a) missing or lost; (b) destroyed; (c) transferred voluntarily or involuntarily to others; or (d) otherwise disposed of, and in each instance identify the name and address of its current or last known custodian, and the circumstances surrounding such disposition.

F. The use of the singular form of any word includes the plural and vice versa.

G. The connectives "and" and "or" shall be construed either disjunctively or conjunctively as necessary to bring within the scope of the discovery request all responses that might otherwise be construed to be outside of its scope.

H. Unless otherwise specified, the relevant time period for the requests for production herein is from January 1, 1990, through the present.

I. The requests for production herein are continuing in nature so as to require supplemental responses in the event that any Defendant or any person acting on its behalf obtains additional information or documents called for by the requests for production herein after the time of such Defendant's original response.

II. DOCUMENTS AND INFORMATION TO BE PRODUCED

REQUEST FOR PRODUCTION NO. 1:

All documents relating to any contract or agreement between any of the funds in the Fund Complex and the Defendants or any of their affiliates whereby the Defendants or any of their affiliates provide management, investment advisory, administrative, distribution or other services to any of the funds in the Fund Complex, including all documents relating to the approval of such contracts or agreements by any board of directors (including the independent directors) and shareholders of any of the funds in the Fund Complex.

RESPONSE:

REQUEST FOR PRODUCTION NO. 2:

All documents relating to any contract or agreement between the Defendants or any of their affiliates and any public or private entity (other than the funds in the Fund Complex), including, but not limited to, other mutual funds, corporate investment accounts, retirement funds, pension funds, college endowment funds, labor union funds, trust funds, agency accounts, separate accounts or corporate profit-sharing plans whereby the Defendants or any of their affiliates provided or provide management, investment advisory, administrative, distribution or other services.

RESPONSE:

REQUEST FOR PRODUCTION NO. 3:

All documents relating to any bid or proposal by Defendants or any of their affiliates to any entity, including, but not limited to, a mutual fund, corporate investment account, retirement fund, pension fund, college endowment fund, labor union fund, trust fund, agency account, separate account or corporate profit-sharing plan pursuant to which the Defendants or any of their affiliates would agree to provide management, investment advisory, administrative, distribution or other services.

RESPONSE:

REQUEST FOR PRODUCTION NO. 4:

All documents relating to any arrangement whereby the Defendants or any of their affiliates contract or subcontract with any entity to perform management, investment advisory, administrative, distribution or other services. (This request includes situations in which the Defendants or any of their affiliates act as the sub-manager, sub-advisor, sub-administrator, sub-distributor or subcontractor and situations in which the Defendants or any of their affiliates retain another person who acts as the sub-manager, sub-advisor, sub-administrator, sub-distributor or subcontractor.)

RESPONSE:

REQUEST FOR PRODUCTION NO. 5:

All documents relating to any contract or agreement between the Defendants or any of their affiliates and any individual, including but not limited to employees and independent contractors, who performs money management or investment advisory services on behalf of the Defendants or any of their affiliates, including individuals who act as money managers, investment advisors, analysts, or researchers.

RESPONSE:

REQUEST FOR PRODUCTION NO. 6:

All resumes, curriculum vitae or other documents containing the professional and working history of any individual, including but not limited to employees and independent contractors, who performs money management or investment advisory services on behalf of the Defendants or any of their affiliates, including individuals who act as money managers, investment advisors, analysts, or researchers.

RESPONSE:

REQUEST FOR PRODUCTION NO. 7:

All documents relating to the compensation paid by Defendants or any of their affiliates to any individual, including but not limited to employees and independent contractors, who performs money management or investment advisory services on behalf of the Defendants or any of their affiliates, including individuals who act as money managers, investment advisors, analysts, or researchers.

RESPONSE:

REQUEST FOR PRODUCTION NO. 8:

All personal calendars for any individual, including but not limited to employees and independent contractors, who performs money management or investment advisory services on behalf of the Defendants or any of their affiliates, including individuals who act as money managers, investment advisors, analysts, or researchers.

RESPONSE:

REQUEST FOR PRODUCTION NO. 9:

All documents relating to Defendants' or any of their affiliates' internal policies, procedures, plans or strategies for providing management, investment advisory, administrative, distribution, or other services to any person.

RESPONSE:

REQUEST FOR PRODUCTION NO. 10:

All documents used for marketing or selling any services offered by the Defendants or any of their affiliates to investment companies or other clients, including but not limited to money management or investment advisory services.

RESPONSE:

REQUEST FOR PRODUCTION NO. 11:

All documents used for marketing or selling shares of any of the funds in the Fund Complex, including but not limited to materials distributed to financial intermediaries.

RESPONSE:

REQUEST FOR PRODUCTION NO. 12:

All documents relating to any AIMR auditing process or similar process conducted by or on behalf of any of the Defendants or any of their affiliates, including but not limited to AIMR audit reports or similar reports, opinion letters in connection therewith, and any documents used to support such opinion letters.

RESPONSE:

REQUEST FOR PRODUCTION NO. 13:

All documents relating to any management, investment advisory, administrative, distribution, or other fee or rate schedule used or offered by the Defendants or any of their affiliates.

RESPONSE:

REQUEST FOR PRODUCTION NO. 14:

All documents relating to any reviews, reports, studies, analyses or evaluations of the Defendants' or any of their affiliates' management, investment advisory, administrative, distribution or other services, including but not limited to all documents containing the results obtained by, or an analysis of the results obtained by, any investment company or other entity for which Defendants or any of their affiliates provide management, investment advisory, administrative, distribution or other services.

RESPONSE:

REQUEST FOR PRODUCTION NO. 15:

All documents prepared by the Defendants or any of their affiliates for distribution to the public or to shareholders of investment companies for which the Defendants or any of their affiliates provide management, investment advisory, administrative, distribution or other services. This request includes all press releases or published articles that quote Defendants or any of their affiliates.

RESPONSE:

REQUEST FOR PRODUCTION NO. 16:

All documents relating to shareholder communications, shareholder inquiries, shareholder complaints or any other documents wherein any shareholder raised any questions concerning investment advisory fees, 12b-1 or distribution fees or charges, fund expenses, board compensation, or any other related issue.

RESPONSE:

REQUEST FOR PRODUCTION NO. 17:

All documents relating to any calculation, review, cost benefit analysis, compilation, presentation or summarization (including financial statements) which reflect the costs incurred and income received by the Defendants or any of their affiliates in providing management, investment advisory, administrative, distribution or other services to any of the funds in the Fund Complex or any other person or client. This request includes any calculation, review or analysis of the profitability of providing such services as well as any backup materials or data used to create any documents responsive to this request.

RESPONSE:

REQUEST FOR PRODUCTION NO. 18:

All documents and reports that were submitted to any of the boards of directors of any of the funds in the Fund Complex pursuant to Rule 12b-1 or that discuss or refer to fees or expenses covered by any Rule 12b-1 Plan.

RESPONSE:

REQUEST FOR PRODUCTION NO. 19:

All Rule 12b-1 Plans for all of the funds in the Fund Complex and all documents that relate to or describe such 12b-1 Plans.

RESPONSE:

REQUEST FOR PRODUCTION NO. 20:

All documents, not otherwise requested herein, relating to the approval of the distribution agreements with any of the Defendants or any of their affiliates involving any of the funds in the Fund Complex by the Fund Complex boards, their independent directors and their shareholders.

RESPONSE:

REQUEST FOR PRODUCTION NO. 21:

All financial statements (including but not limited to balance sheets, income/expense statements and statements of cash flow), whether audited or not, for the Defendants or any of their affiliates.

RESPONSE:

REQUEST FOR PRODUCTION NO. 22:

All documents relating to any relationship or arrangement between the Defendants or any of their affiliates and any securities broker/dealer who sells or trades shares of any of the funds in the Fund Complex.

RESPONSE:

REQUEST FOR PRODUCTION NO. 23:

All documents relating to any relationship or arrangement between the Defendants or any of their affiliates and any securities broker/dealer who purchases or sells securities for or on behalf of any of the funds in the Fund Complex, including but not limited to, documents reflecting the costs of execution for such purchase or sale of securities or any other consideration in connection with such purchase or sale of securities, including soft dollars. This request includes, but is not limited to documents reflecting any services or products (including the value of such services or products) provided by third parties or others to the Defendants or their affiliates or to the funds in the Fund Complex in connection with the purchase or sale of securities for or on behalf of the funds in the Fund Complex.

RESPONSE:

REQUEST FOR PRODUCTION NO. 24:

All documents relating to any securities clearing relationship between any of the Defendants or any of their affiliates and any person.

RESPONSE:

REQUEST FOR PRODUCTION NO. 25:

All documents relating to any studies, surveys or reports conducted by the Investment Company Institute or any other entity relating to investment company advisory fees, Rule 12b-1 Fees, or the independence of or fees paid to investment company directors, including the particular responses of the Fund Complex or any of the Defendants or any of their affiliates with respect thereto.

RESPONSE:

REQUEST FOR PRODUCTION NO. 26:

All aggregated or consolidated trade tickets for the past three years for the purchase or sale of securities by or on behalf of any of the funds in the Fund Complex, any other clients of any of the Defendants or their affiliates, and/or any of the Defendants' or any of their affiliates' own accounts.

RESPONSE:

REQUEST FOR PRODUCTION NO. 27:

All daily and periodic cash management reports for the past three years for all accounts managed by any of the Defendants or any of their affiliates, including but not limited to the funds in the Fund Complex and other clients.

RESPONSE:

REQUEST FOR PRODUCTION NO. 28:

All annual, monthly, or other periodic reports for the past three years for all accounts managed by any of the Defendants or any of their affiliates, including but not limited to the funds in the Fund Complex and other clients, relating to portfolio performance, performance attribution, risk exposure and management, portfolio holdings, portfolio turnover, guideline compliance, position management, sector allocation, and/or trading commissions.

RESPONSE:

REQUEST FOR PRODUCTION NO. 29:

All documents relating to the allocation of securities purchased by or on behalf of various accounts managed or advised by any of the Defendants or any of their affiliates, including any allocation procedures applicable to any of the Defendants or any of their affiliates or any of the funds in the Fund Complex.

RESPONSE:

REQUEST FOR PRODUCTION NO. 30:

All documents relating to any cost benefit analysis done for or by any of the funds in the Fund Complex as to the benefit received by such fund from or as a result of retaining any of the Defendants or any of their affiliates to provide any services and any comparison of the these services, or the expenses or costs associated with these services, to any other entity that provides such services.

RESPONSE:

REQUEST FOR PRODUCTION NO. 31:

All documents relating to any request(s) by any director(s) for information relating to the management, investment advisory, administrative, 12b-1 or distribution services provided to any of the funds in the Fund Complex, including but not limited to any information relating to any fees charged to the funds in the Fund Complex or documents that discuss or refer to any request(s) by any director(s) for such information.

RESPONSE:

REQUEST FOR PRODUCTION NO. 32:

All documents submitted to any board of directors (including committees thereof) or any individual director for any of the funds in the Fund Complex and all documents relating thereto, whether prepared specifically for any board of directors (including committees thereof) or any individual director or whether compiled or prepared in support of or as backup for any such document.

RESPONSE:

REQUEST FOR PRODUCTION NO. 33:

All documents, including but not limited to agendas, handouts, reports, summaries, charts, visual aids, or other materials distributed or used in connection with communications to or meetings of any board of directors (including committees thereof) for any of the funds in the Fund Complex.

RESPONSE:

REQUEST FOR PRODUCTION NO. 34:

All minutes of meetings of any board of directors (including committees thereof) for any of the funds in the Fund Complex.

RESPONSE:

REQUEST FOR PRODUCTION NO. 35:

All documents relating to any compensation, perks, benefits, bonuses, or any other direct or indirect benefit received by any member of any board of directors for any of the funds in the Fund Complex for the director's service on any board of directors (or committees thereof) for any of the funds in the Fund Complex.

RESPONSE:

REQUEST FOR PRODUCTION NO. 36:

All documents relating to any compensation, perks, benefits, bonuses, or any other direct or indirect benefit received by any member of any board of directors for any of the funds in the Fund Complex for the director's service on any board of directors for any of the Defendants or any of their affiliates.

RESPONSE:

REQUEST FOR PRODUCTION NO. 37:

All documents relating to any compensation, perks, benefits, bonuses, or any other direct or indirect benefit received by any member of any board of directors for any of the funds in the Fund Complex for the director's service on any board of directors of any other investment company or from any other source other than the Fund Complex or the Defendants or their affiliates.

RESPONSE:

REQUEST FOR PRODUCTION NO. 38:

All documents relating to and including board questionnaires, background investigations, background reviews, resumes or curriculum vitae for all officers and directors of any of the Defendants or any of the funds in the Fund Complex.

RESPONSE:

REQUEST FOR PRODUCTION NO. 39:

All documents relating to any past or present business interests that exist between any of the parties identified in response to the production request immediately above.

RESPONSE:

REQUEST FOR PRODUCTION NO. 40:

All prospectuses for any of the funds in the Fund Complex.

RESPONSE:

REQUEST FOR PRODUCTION NO. 41:

All proxy statements for any of the funds in the Fund Complex.

RESPONSE:

REQUEST FOR PRODUCTION NO. 42:

All annual, quarterly, semi-annual or any other periodic reports for any of the funds in the Fund Complex.

RESPONSE:

REQUEST FOR PRODUCTION NO. 43:

All copies of Form N-SAR with both the question and the related answer together in the same page of the document.

RESPONSE:

REQUEST FOR PRODUCTION NO. 44:

All articles of incorporation and bylaws as amended to date for any of the Defendants or their affiliates or any of the funds in the Fund Complex.

RESPONSE:

REQUEST FOR PRODUCTION NO. 45:

All organizational charts or any other documents relating to the internal organization of the Defendants or their affiliates or their relationship with any of the funds in the Fund Complex.

RESPONSE:

REQUEST FOR PRODUCTION NO. 46:

All documents relating to any litigation or arbitration proceedings involving any of the Defendants or their affiliates as a party where any fees, compensation, or other benefits received by the Defendants or their affiliates were at issue or involved in any way.

RESPONSE:

REQUEST FOR PRODUCTION NO. 47:

All documents relating to any legal, accounting, financial, compliance, or other audit (both internal and external), including any opinion letters of professionals such as attorneys or accountants, of the Defendants where any fees, compensation, or other benefits received by the Defendants or their affiliates were involved in any way.

RESPONSE:

REQUEST FOR PRODUCTION NO. 48:

All documents relating to any examination or investigation of the Defendants or any of their affiliates or any of the funds in the Fund Complex by the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers ("NASD"), or any state securities commission, whether pursuant to a routine or for-cause inspection, including but not limited to internal documents of the Defendants and correspondence or other documents from the SEC, the NASD, or any state securities commission.

RESPONSE:

REQUEST FOR PRODUCTION NO. 49:

All documents, reports, surveys, or other documents containing information furnished by any of the Defendants or their affiliates or any of the funds in the Fund Complex to any trade association or third party who compiles data on investment advisors or distributors of the mutual fund and pension management industry.

RESPONSE:

REQUEST FOR PRODUCTION NO. 50:

All documents provided to any expert witness or consultants retained on this case.

RESPONSE:

REQUEST FOR PRODUCTION NO. 51:

All documents, including but not limited to insurance policies and communications concerning applications for insurance policies, which reflect the terms under which Defendants may be insured or indemnified against liability for breaches of fiduciary duties or other alleged misconduct.

RESPONSE:

REQUEST FOR PRODUCTION NO. 52:

All documents, including but not limited to reservation of rights letters, relating to any communications with any insurer regarding the claims set forth in this action.

RESPONSE:

REQUEST FOR PRODUCTION NO. 53:

All documents, including but not limited to insurance policies, communications concerning applications for insurance policies, and bylaws or resolutions by Defendants, relating to the indemnification of or provision of legal services for current or former directors, officers, or employees of the Defendants or any mutual funds in the Fund Complex.

RESPONSE:

Dated: June ____, 2005

Respectfully submitted,



Robin L. Harrison
State Bar No. 09120700
Southern District I.D. No. 4556
Justin M. Campbell, III
State Bar No. 03721500
Southern District I.D. No. 2988
Campbell Harrison & Dagley L.L.P.
4000 Two Houston Center, 909 Fannin Street
Houston, Texas 77010
(713) 752-2332 Telephone
(713) 752-2330 Facismile

ATTORNEYS FOR *BERDAT, PAPIA* and *KONDRACKI* PLAINTIFFS

OF COUNSEL

Lynn Lincoln Sarko
Michael D. Woerner
Tana Lin
Gretchen F. Cappio
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

Ron Kilgard
Gary Gotto
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: (602) 248-0088
Facsimile: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: (842) 727-6500
Facsimile: (843) 727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: (813) 225-2500
Facsimile: (813) 223-7118

Attorneys for *Berdat, Papia* and *Kondracki* Plaintiffs

CERTIFICATE OF SERVICE

A copy of this pleading was served on the following counsel by first class mail or telecopy on June 27, 2005.

Daniel A. Pollack
Pollack and Kaminsky
114 W. 47th St.
New York, NY 10036

Charles S. Kelley
Mayer, Brown, Rowe & Maw LLP
700 Louisiana Street
Suite 3600
Houston, Texas 77002

Michael K. Oldham
Gibbs & Bruns, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002



Robin L. Harrison